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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel richard.truesdell@davispolk.com

August 11, 2020

Re:                             Sunshine Silver Mining & Refining Corporation

Amendment No. 7 to Draft Registration Statement on Form S-1

Submitted February 3, 2020
CIK No. 0001517006

Mr. Kevin Dougherty

Ms. Lauren Nguyen

Mr. George K. Schuler

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-4628

Dear Mr. Dougherty, Ms. Nguyen and Mr. Schuler,

On behalf of our client, Sunshine Silver Mining & Refining Corporation, a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 7 to Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated February 21, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing a particular comment appears.

General

Executive and Director Compensation, page 164

1.              Please update your executive compensation disclosure for your latest fiscal year ended December 31, 2019. See Item 402(n)(1) of Regulation S-K.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 124 to 133 of the revised Registration Statement.

Amendments to Registration Statement and Response to Comments - Received February 3, 2020 Exhibits 96.1 and 96.2, page 0

Mr. Dougherty Ms. Nguyen Mr. Schuler U.S. Securities and Exchange Commission	2	August 11, 2020

2.              We note your response to comment 6, indicating you will provide supplementally, the excel copies of the cash flow analysis for your Los Gatos and Sunshine mines. As we have not received these materials to date, we re-issue comment 6. Please provide supplementally the excel copies of the cash flow analysis for your Los Gatos and Sunshine mines.

Response:	The Company acknowledges the Staff’s comment and supplementally provided on February 21, 2020 the excel copies of the cash flow analysis for the Los Gatos and Sunshine mines.

The Company, page 3

3.              We note your disclosure of reserve estimates based on the Cerro Los Gatos Technical Report, which has an effective date of November 27, 2019. We also note several other locations in your filing where your reserve estimates are presented as of the end of the fiscal year ended December 31, 2019. Please revise your disclosure to clearly state your Los Gatos reserves and the feasibility study results have effective dates of January 2017 and have not been updated since that time.

Response:

The Company has filed as exhibit 96.1 to the revised Registration Statement the updated Los Gatos Technical Report, which has an effective date of July 1, 2020, and has revised the disclosure throughout the revised Registration Statement to disclose the effective dates of the Los Gatos Technical Report and the mineral resource estimates and the mineral reserve estimates contained therein.

Estimated Mineral Reserves, page 13

4.              We note the decimal point presentation of your reserve estimate in this section. Please modify your filing where you present mineral resource estimates and round off to appropriate significant figures chosen to reflect your order of accuracy.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 103 of the revised Registration Statement.

Sunshine Complex Initial Assessment, page 18

5.              We note your statement the Sunshine Mine economic analysis would not be economically viable without inferred resources and you have not presented a separate cash flow analysis based solely on measured and indicated resources. Please insure this information is presented prominently, e.g. in bold type, when presenting the results of your economic analysis throughout your filing. See Regulation S-K Item 1302(d)(4)(ii)(c).

Response:

As part of the corporate reorganization described in the section of the revised Registration Statement titled “Prospectus Summary—Corporate Information and Reorganization” (the “Reorganization”), prior to the completion of the Company’s proposed initial public offering, the Company expects to distribute all of its equity interests in the entity that owns the Sunshine Complex to its pre-IPO shareholders, such that the Company will cease to own the Sunshine Complex prior to the completion of the proposed initial public offering. Accordingly, the Company has revised the disclosure throughout the revised Registration Statement to reflect its business after giving effect to the Reorganization and, as a result, respectfully advises the Staff that this comment is no longer applicable to the revised Registration Statement.

Mr. Dougherty Ms. Nguyen Mr. Schuler U.S. Securities and Exchange Commission	3	August 11, 2020

Overview, page 70

6.              We note you commenced production at the Cerro Los Gatos Mine in August 2019. Please disclose your production information such as tonnage mined, tonnage processed, ore grade, metallurgical recovery, concentrate tonnage, concentrate grade, etc. See Regulation S-K Item 1303(b)(2)(i).

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 59 and 80 of the revised Registration Statement.

Mineral Resource Estimates - Cerro Los Gatos Mine, Esther and Amapola Deposits, page 121

7.              We note your disclosure of a cutoff grade calculation for your Cerro Los Gatos project in this section and re-issue comment 2. Please modify your disclosure to include the information provided for the cutoff grade calculation for your Cerro Los Gatos project similar to that found in table 14-11, page 107 of the Cerro Los Gatos Technical Report, which has an effective date of November 27, 2019. This would include operating costs, prices, and metallurgical recoveries. See Regulation S-K Item 1304(d)(1).

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on page 101 of the revised Registration Statement.

8.              We note your disclosure of a cutoff grade calculation for your Amapola and Ester projects in this section. Please modify your disclosure to include the information provided for the cutoff grade calculation for your Amapola and Ester projects similar to that found in Table 14-17, page 123 and Table 14-22, page 130, of the Cerro Los Gatos Technical Report, which has an effective date of November 27, 2019. This would include operating costs, prices, and metallurgical recoveries. See Regulation S-K Item 1304(d)(1).

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on page 101 of the revised Registration Statement.

9.              Prices used to estimate resources and reserves must provide a reasonable basis for establishing the prospects of economic extraction. The price used must be disclosed and an explanation provided, with particularity, your reasons for using the selected price including the material assumptions underlying this price selection. Please revise your price disclosure for your Cerro Los Gatos, Amapola and Esther properties. See Regulation S-K Item 1302(d)(2).

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 101 and 103 of the revised Registration Statement.

Capital and Operating Costs, page 127

10.       We note your disclosure of the Feasibility Capital and Operating Costs in this section. Please clearly and prominently state the effective date of feasibility study, the associated reserves, and the cost estimates throughout your filing.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure throughout the revised Registration Statement.

Mr. Dougherty Ms. Nguyen Mr. Schuler U.S. Securities and Exchange Commission	4	August 11, 2020

Mineral Resource Estimates Sunshine Mine, page 143

11.       We note your mineral resource estimate contains the expected mining dilution and mining losses and does not reflect in-situ grades. Please modify your filing and state clearly how the dilution was calculated for your resource tonnages and grade. In addition state your estimated mining losses in your filing. Please reconcile the footnote which states the resource grades are in-situ estimates.

Response:

As part of the Reorganization, prior to the completion of the Company’s proposed initial public offering, the Company expects to distribute all of its equity interests in the entity that owns the Sunshine Complex to its pre-IPO shareholders, such that the Company will cease to own the Sunshine Complex prior to the completion of the proposed initial public offering. Accordingly, the Company has revised the disclosure throughout the revised Registration Statement to reflect its business after giving effect to the Reorganization and, as a result, respectfully advises the Staff that this comment is no longer applicable to the revised Registration Statement.

12.       We note your disclosure of a cutoff grade calculation for your Sunshine Mine in this section. Please modify your filing to include the information used to calculate your cutoff grade calculation. This would include operating costs, prices, and metallurgical recoveries. See Regulation S-K Item 1304(d)(1).

Response:

As part of the Reorganization, prior to the completion of the Company’s proposed initial public offering, the Company expects to distribute all of its equity interests in the entity that owns the Sunshine Complex to its pre-IPO shareholders, such that the Company will cease to own the Sunshine Complex prior to the completion of the proposed initial public offering. Accordingly, the Company has revised the disclosure throughout the revised Registration Statement to reflect its business after giving effect to the Reorganization and, as a result, respectfully advises the Staff that this comment is no longer applicable to the revised Registration Statement.

13.       Prices used to estimate resources and reserves for the Sunshine mine must provide a reasonable basis for establishing the prospects of economic extraction. The price used must be disclosed and an explanation provided, with particularity, the reason for using the selected price including the material assumptions underlying the selection. Please revise your price disclosure for your Sunshine mine property. See Regulation S-K Item 1302(d)(2).

Response:

As part of the Reorganization, prior to the completion of the Company’s proposed initial public offering, the Company expects to distribute all of its equity interests in the entity that owns the Sunshine Complex to its pre-IPO shareholders, such that the Company will cease to own the Sunshine Complex prior to the completion of the proposed initial public offering. Accordingly, the Company has revised the disclosure throughout the revised Registration Statement to reflect its business after giving effect to the Reorganization and, as a result, respectfully advises the Staff that this comment is no longer applicable to the revised Registration Statement.

Mr. Dougherty Ms. Nguyen Mr. Schuler U.S. Securities and Exchange Commission	5	August 11, 2020

Exhibit 96.2 Economic Analysis, page 163

14.       We note your economic analysis for the Sunshine Mine does not include a separate cash flow analysis based solely on measured and indicated resources. Please revise your technical report and include this separate economic analysis and present this with equal prominence. See Regulation S-K Item 1302(d)(4)(ii)(c) and Item 601(b)(96)(iii)(B)(19)(iv).

Response:

As part of the Reorganization, prior to the completion of the Company’s proposed initial public offering, the Company expects to distribute all of its equity interests in the entity that owns the Sunshine Complex to its pre-IPO shareholders, such that the Company will cease to own the Sunshine Complex prior to the completion of the proposed initial public offering. Accordingly, the Company has revised the disclosure throughout the revised Registration Statement to reflect its business after giving effect to the Reorganization and does not intend to file the Sunshine Mine Technical Report.

*****

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4674 or richard.truesdell@davispolk.com. Thank you for your time and attention.

Sincerely,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr., Esq.

cc:                                Stephen Orr, Chief Executive Officer and Director

Roger Johnson, Chief Financial Officer

Adam Dubas, Chief Administrative Officer

Sunshine Silver Mining & Refining Corporation